

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 13, 2017

Via E-mail
Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re: Legacy Acquisition Corp.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed November 8, 2017**
> **File No. 333-221116**

Dear Mr. Rigaud:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2017 letter.

Founder Shares, page 124

1.   We note your response to prior comment 2; however, section 4.3(b)(ii) of exhibit 3.2 references 25% for the calculation of the adjustment, while your disclosure here references 20%. Please reconcile.

Exhibit 5.1

2.   Please tell us why this exhibit does not include a binding obligations opinion for the units, given that exhibit 4.1 states that the certificate is governed by New York law, a provision which appears to be inconsistent with treating the units in a similar fashion as

shares of capital stock. For guidance, see Section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP